SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

September 18, 2006

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Scailex Corporation Ltd. (the “Company”) reported today that, further to its report regarding the Company’s application to the Israeli Securities Authority (“ISA”) to confirm that the Company may continue, following the delisting of its ordinary shares from The Nasdaq Global Market on September 18, 2006, to file reports with the ISA and the Tel Aviv Stock Exchange (“TASE”) under Chapter E’3 of the Israeli Securities Law (the “ISL”), the ISA informed the Company that the ISA’s position is that the Company is required to begin filing reports in accordance with Chapter F of the ISL which applies to companies reporting in Israel.

The Company clarified that, in addition to filing reports in accordance with Chapter F of the ISL as aforesaid, it is continuing to file reports with the United States Securities and Exchange Commission in accordance with U.S. securities laws.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

September 18, 2006